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                              November 8, 2022

       Eyal Moshe
       Chief Executive Officer
       Hub Cyber Security (Israel) Ltd.
       17 Rothchild Blvd
       Tel Aviv, Israel 6688120

                                                        Re: Hub Cyber Security
(Israel) Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed October 18,
2022
                                                            File No. 333-267035

       Dear Eyal Moshe:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed October 18, 2022

       Put and Call Option Agreement, page 4

   1. State clearly that the Put and Call Option Agreement is designed to protect only the Initial
                                                        Stockholders, and that
only the Initial Stockholders will derive all of the benefits of the agreement.
   2. We note that the purchase price pursuant to the terms of the Put and Call Option
                                                        Agreement contemplates
a $10 maximum price because it is approximately equal to the price that a public
stockholder would receive if it chose to redeem a RNER share in connection with the
Business Combination. Please provide your analysis demonstrating how this agreement
complies with Rule 14e-5, considering the possibility that this price could be higher than
the redemption price.
 Eyal Moshe
Hub Cyber Security (Israel) Ltd.
November 8, 2022
Page 2
Unaudited Prospective Financial Information of HUB Security, page 98

3. Please revise to further quantify each material assumption that formed the basis for the
      Updated Projections. Your disclosure of these assumptions should provide investors with all material information necessary to demonstrate how Hub Security's management ultimately arrived at the revenue, gross profit, and adjusted EBITDA values set forth in the projections. For example, quantify the assumed number or value of new material contracts and the amount of churn or maintenance of existing contracts. Additionally, revise to confirm that the list of assumptions provided on pages 101 through
      103 encompasses all material assumptions underlying each set of projections.
4. We note that Hub Security assumed the conversions of certain trials and product pipeline into projected revenues. Please disclose the basis or provide support for the parties' belief that such trials or pipeline customers will result in significant revenue increases.
      Additionally, provide more detail throughout the registration statement regarding the
      $20.5 million purchase order signed for Hub Security's Confidential Computing Solutions and the $500 million contracts referenced on page 101. Describe any contingencies or uncertainty associated with such purchase orders or contracts.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                             Sincerely,
FirstName LastNameEyal Moshe
                                                             Division of
Corporation Finance
Comapany NameHub Cyber Security (Israel) Ltd.
                                                             Office of
Technology
November 8, 2022 Page 2
cc:       Michael J. Rosenberg
FirstName LastName